UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

____________________

NATIONAL GOLF PROPERTIES, INC.

 (Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

63623G10P

 (CUSIP Number)

William Walters, Principal

The Walters Group

Stallion Mountain Country Club

5500 East Flamingo Road

Las Vegas, Nevada 89122

_____________________________________________________________

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 16, 2002

 (Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 63623G10P			Page 2 of 4
1.	NAMES OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION NO. The Walters Group 88-0235477
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada General Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	444,600 shares
		SHARED VOTING POWER	0 shares
		SOLE DISPOSITIVE POWER	444, 600 shares
		SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 444,600 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	3.4%
14.	PN

Item 1.

Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.01 par value per share

Issuer:

National Golf Properties, Inc.

2951 28th Street, Suite 3001

Santa Monica, CA 90405

Item 2.

Identity and Background

(a)

The Walters Group, a Nevada general partnership

(b)

Stallion Mountain Country Club, 5500 East Flamingo Road, Las Vegas, Nevada 89122

(c)

The principal business of the Reporting Person is investment management and trading

(d)

Not applicable

(e)

Not applicable

(f)

Nevada general partnership

Item 3

Source and Amount of Funds or Other Consideration

The shares were purchased in open market transactions using funds of the Reporting Person.

Item 4

Purpose of Transaction

The shares of beneficial interest deemed to be beneficially owned by the Reporting Person is held for investment purposes.  The Reporting Persons do not have any plan or proposal, which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D.  The Reporting Person reserves the rights to acquire additional shares, disposes of all or some of the shares from time to time, or continue to hold the shares.

Item 5.

Interest in Securities of the Issuer

(a)

444,600; 3.4%

(b)

444,600, 3.4%

(c)

None

(d)

None

(e)

Not applicable

Item 6

Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7

Materials to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2002

THE WALTERS GROUP

/s/ William Walters

William Walters, Principal